UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 31, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

ANATEL GRANTS PRIOR CONSENT FOR TRANSFER OF CONTROL OF OI'S MOBILE ACTIVITIES

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, and in continuity with the Material Facts published on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, September 7th, 2020, December 14th, 2020 and January 29th, 2021, informs its shareholders and the market in general what follows:

TIM became aware that in an extraordinary public meeting of its Board of Directors held today, ANATEL – Agência Nacional de Telecomunicações unanimously granted prior consent to the implementation of the corporate transaction referring to the full transfer of control of the three specific purpose companies (“Mobile Assets SPE” or “SPE”)[1], which correspond to the mobile telephony activities of Oi Móvel SA – Em Recuperação Judicial (“Oi Móvel”), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. (“Transaction”).

Prior consent provides for certain conditions in line with a transaction of this nature, which mainly aim to guarantee access by small providers to nationwide networks, maintain commitments linked to the transferred radio frequencies, establish the minimum parameters of the communication plan linked to the Transaction and grant users certain rights in the migration steps.

The conclusion of the Transaction still depends on the fulfillment of other precedent conditions, including the approval of the Concentration Act No. 08700.000726/2021-08 by the Conselho Administrativo de Defesa Econômica - CADE.

The Company will keep its shareholders and the market in general duly informed of the progress of approvals, pursuant to CVM Resolution No. 44/21 and applicable legislation

Rio de Janeiro, January 31st, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

[1] Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE TIM), Garliava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Telefônica) and Jonava RJ Infraestrutura e Rede de Telecomunicações S.A. (SPE Claro).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 31, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer